STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--100.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County Industrial Development Authority, Residential Rental Development Revenue (Karrington of South Hills Assisted Living Facility Project) (LOC; Wachovia Bank)	4.07	9/7/07	665,000 a	665,000
Allegheny County Industrial Development Authority, IDR (Watson Rhenania Coatings Company Project) (LOC; PNC Bank)	4.03	9/7/07	1,420,000 a	1,420,000
Allegheny County Sanitary Authority, Sewer Revenue, Refunding (Insured; MBIA)	5.00	12/1/07	1,000,000	1,003,184
Altoona City Authority, Water Revenue, Refunding (Insured; FSA)	4.00	11/1/07	970,000	970,237
Beaver County Industrial Development Authority, IDR (Warehouse Real Estate Associates, L.P. II Project) (LOC; Citizens Bank of Pennsylvania)	4.07	9/7/07	240,000 a	240,000
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank)	4.03	9/7/07	1,425,000 a	1,425,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	4.12	9/7/07	605,000 a	605,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	4.12	9/7/07	355,000 a	355,000
Berks County Industrial Development Authority, Revenue (Fleetwood Industries Business Trust Project) (LOC; First Tennessee Bank)	4.05	9/7/07	2,285,000 a	2,285,000
Berks County Industrial Development Authority, Student Housing Revenue (CHF-Kutztown, LLC Project Servicing Kutztown				

University of Pennsylvania) (LOC; Citibank NA)	3.98	9/7/07	1,675,000 a	1,675,000
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	4.17	9/7/07	1,575,000 a	1,575,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	4.07	9/7/07	265,000 a	265,000
Bucks County Industrial Development Authority, Revenue (LTL Color Compounders, Inc. Project) (LOC; Wilmington Trust Co.)	4.22	9/7/07	1,085,000 a	1,085,000
Bucks County Water and Sewer Authority, Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.97	9/7/07	5,590,000 a,b	5,590,000
Butler County General Authority, Revenue (Pine-Richland School District Project) (Insured; FSA and Liquidity Facility; Wachovia Bank)	4.02	9/7/07	1,200,000 a	1,200,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	4.03	9/7/07	1,715,000 a	1,715,000
Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	4.08	9/7/07	6,500,000 a	6,500,000
Central Bucks School District, GO Notes (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	4.02	9/7/07	1,000,000 a	1,000,000
Chester County, Revenue (LOC; PNC Bank)	4.02	9/7/07	1,900,000 a	1,900,000
Chester County Industrial Development Authority, Revenue (Delaware Valley Friends School Project) (LOC; Wachovia Bank)	4.02	9/7/07	260,000 a	260,000
Chester County Industrial Development Authority, Revenue (Malvern Preparatory School Project) (LOC; Citizens Bank of Pennsylvania)	4.02	9/7/07	2,205,000 a	2,205,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	4.03	9/7/07	1,000,000 a	1,000,000

Clarion Limestone Area School District, GO Notes, TRAN	4.75	6/30/08	667,000	670,697
Clinton County, TRAN	4.25	12/28/07	3,245,008	3,250,254
College Township Industrial Develoment Authority, IDR, Refunding (Ball Corporation Project) (LOC; JPMorgan Chase Bank)	3.97	9/7/07	2,300,000 a	2,300,000
Conneaut School District, GO Notes, Refunding (Insured; FSA)	4.00	11/1/07	345,000	345,129
Cumberland County Industrial Development Authority, Revenue (Lawrence Schiff Silk Mills, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	275,000 a	275,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	4.12	9/7/07	15,840,000 a,b	15,840,000
Delaware County Industrial Development Authority, PCR (BP Oil Inc. Project)	3.96	9/1/07	500,000 a	500,000
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	4,000,000 a	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Inc. Project) (LOC; Commerce Bank)	4.00	9/7/07	1,250,000 a	1,250,000
Deutsche Bank Spears/Lifers Trust (Philadelphia, Gas Works Revenue) (Insured; AMBAC and Liquidity Facility; Deutsche Bank AG)	3.79	9/7/07	5,220,000 a,b	5,220,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	4.00	9/7/07	2,200,000 a	2,200,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	4.10	9/7/07	2,750,000 a	2,750,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	4.05	9/7/07	4,000,000 a	4,000,000
East Stroudsburg Area School District, GO Notes (Insured;				

FSA)	4.00	9/1/07	2,435,000	2,435,000
Elizabethtown Industrial Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	4.05	9/7/07	5,685,000 a	5,685,000
Erie County Hospital Authority, Revenue (Union City Memorial Hospital Project) (LOC; M&T Bank)	4.02	9/7/07	1,800,000 a	1,800,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	4.12	9/7/07	800,000 a	800,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	4.15	9/7/07	1,300,000 a	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,015,000 a	1,015,000
Harrisburg Authority, Revenue (Haverford Township School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4.00	9/7/07	1,990,000 a	1,990,000
Hatfield Township Industrial Development Authority, Revenue (H & N Packaging, Inc. Project) (LOC; Eurohypo AG)	4.07	9/7/07	405,000 a	405,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	4.00	9/7/07	4,000,000 a	4,000,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	4.00	9/7/07	265,000 a	265,000
Lancaster County Hospital Authority, HR (The Lancaster General Hospital Project) (Insured; AMBAC)	4.75	7/1/08	2,425,000	2,445,174
Lancaster County Hospital Authority, Revenue (Landis Home Retirement Community Project) (LOC; M&T Bank)	3.94	9/7/07	7,970,000 a	7,970,000
Lancaster Industrial Development Authority, EDR (Purple Cow Partners LLC Project) (LOC; First Tennessee Bank)	4.05	9/7/07	2,465,000 a	2,465,000
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	4.10	9/7/07	2,770,000 a	2,770,000

Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	4.10	9/7/07	2,055,000 a	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	4.15	9/7/07	180,000 a	180,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	4.05	9/7/07	2,615,000 a	2,615,000
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank)	4.07	9/7/07	200,000 a	200,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	4.15	9/7/07	2,385,000 a	2,385,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	4.08	9/7/07	2,600,000 a	2,600,000
Lebanon County Health Facilities Authority, Health Center Revenue (United Church of Christ Homes, Inc.) (LOC; M&T Bank)	4.02	9/7/07	180,000 a	180,000
Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.07	9/7/07	6,000,000 a,b	6,000,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,405,000 a	1,405,000
Monessen School District, GO Notes, Refunding (Insured; XLCA)	3.80	9/15/07	625,000	625,000
Monroe County, TRAN	4.00	12/31/07	1,850,000	1,851,597
Montgomery County Industrial Development Authority, Revenue (Abington Friends School Project) (LOC; Wachovia Bank)	4.02	9/7/07	1,850,000 a	1,850,000
Montgomery County Industrial Development Authority, Revenue (Big Little Associates Project) (LOC; Wachovia Bank)	4.12	9/7/07	300,000 a	300,000
Montgomery County Industrial				

Development Authority, Revenue (Fountain of Life Christian Academy Project) (LOC; First Tennessee Bank)	4.03	9/7/07	2,150,000 [a]	2,150,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	4.07	9/7/07	200,000 [a]	200,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	3.99	9/7/07	12,960,000 [a]	12,960,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,000,000 [a]	1,000,000
North Lebanon Township Municipal Authority, Revenue (The Penn Laurel Girl Scout Council, Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	150,000 [a]	150,000
Northampton County Industrial Development Authority, IDR (Dorst America Project) (LOC; Bank of America)	4.07	9/7/07	920,000 [a]	920,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	4.13	9/7/07	2,675,000 [a]	2,675,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	4.27	9/7/07	250,000 [a]	250,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,325,000 [a]	1,325,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,755,000 [a]	1,755,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	4.12	9/7/07	435,000 [a]	435,000
Pennsylvania, GO Notes	5.00	10/1/07	245,000	245,275
Pennsylvania, GO Notes (Insured; FSA)	5.00	5/1/08	1,250,000	1,260,976
Pennsylvania,				

GO Notes, Refunding (Insured; AMBAC)	5.13	9/15/07	300,000	300,165
Pennsylvania, GO Notes, Refunding (Insured; FGIC)	5.38	11/15/07	250,000	250,811
Pennsylvania, GO Notes (Liquidity Facility; JPMorgan Chase Bank)	4.01	9/7/07	895,000 a,b	895,000
Pennsylvania Department of General Services, COP (Harristown Development Corporation) (Insured; FSA)	4.50	11/1/07	290,000	290,321
Pennsylvania Economic Development Financing Authority, EDR (Delweld Industries Project) (LOC; PNC Bank)	4.03	9/7/07	1,300,000 a	1,300,000
Pennsylvania Economic Development Financing Authority, EDR (Plastikos Realty Project) (LOC; PNC Bank NA)	4.07	9/7/07	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, EDR (Siem Tool Company/PRJP Partnership Project) (LOC; PNC Bank NA)	4.03	9/7/07	1,700,000 a	1,700,000
Pennsylvania Economic Development Financing Authority, Revenue (LOC; Wachovia Bank)	4.12	9/7/07	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	675,000 a	675,000
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (University of Pennsylvania) (Insured; MBIA)	4.50	1/1/08	225,000	225,640
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/08	1,000,000	1,011,105
Pennsylvania Higher Educational Facilities Authority, HR (Phoenixville Hospital) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	4.05	9/7/07	11,800,000 a,b	11,800,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Putters Program) (Foundation for Indiana University of Pennsylvania Student Housing Project at Indiana University of Pennsylvania) (Insured;				

XLCA and Liquidity Facility; JPMorgan Chase Bank)	4.03	9/7/07	2,765,000 a,b	2,765,000
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/07	930,000	930,000
Pennsylvania State University, GO (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	4.03	9/7/07	4,330,000 a,b	4,330,000
Philadelphia, Gas Works Revenue (Insured; FSA)	5.25	8/1/08	2,465,000	2,498,574
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	4.12	9/7/07	565,000 a	565,000
Philadelphia Authority for Industrial Development, Revenue (Chemical Heritage Foundation Project) (LOC; Wachovia Bank)	4.02	9/7/07	1,905,000 a	1,905,000
Philadelphia Authority for Industrial Development, Revenue (Friends Select School Project) (LOC; PNC Bank)	4.00	9/7/07	2,900,000 a	2,900,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	4.12	9/7/07	230,000 a	230,000
Philadelphia Authority for Industrial Development, Revenue (Today's Graphics, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	355,000 a	355,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (The Philadelphia School) (LOC; Wachovia Bank)	4.02	9/7/07	335,000 a	335,000
Pittsburgh, GO Notes (Insured; MBIA)	5.00	9/1/07	290,000	290,000
Pittsburgh School District, GO Notes (Insured; AMBAC)	4.25	9/1/07	2,250,000	2,250,115
Puttable Floating Option Tax Exempt Receipts (Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.06	9/7/07	2,000,000 a,b	2,000,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club				

Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.12	9/7/07	2,495,000 [a,b]	2,495,000
Schuylkill County Industrial Development Authority, IDR (M & Q Packing Corporation Project) (LOC; PNC Bank)	4.07	9/7/07	745,000 [a]	745,000
Scranton-Lackawanna Health and Welfare Authority, University Revenue (University of Scranton Project) (Insured; AMBAC)	5.50	11/1/07	1,040,000	1,042,957
Telford Industrial Development Authority, IDR (Ridgetop Associates Project) (LOC; Bank of America)	4.13	9/7/07	5,030,000 [a]	5,030,000
Temple University of the Commonwealth System of Higher Education, University Funding Obligations	4.25	4/24/08	3,000,000	3,011,748
Upper Dauphin Industrial Development Authority, Revenue (United Church of Christ Homes, Inc. Project) (LOC; Wachovia Bank)	4.02	9/7/07	1,530,000 [a]	1,530,000
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) (LOC; Dexia Credit Locale)	3.75	10/22/07	1,140,000	1,140,000
York County Industrial Development Authority, Revenue (495 Leasing Project) (LOC; Wachovia Bank)	4.12	9/7/07	500,000 [a]	500,000
York Redevelopment Authority, Revenue (LOC; M&T Bank)	4.05	9/7/07	3,435,000 [a]	3,435,000

Total Investments (cost $220,588,959)		**100.0%**	**220,588,959**
Liabilities, Less Cash and Receivables		**(.0%)**	**(107,460)**
Net Assets		**100.0%**	**220,481,499**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $56,935,000 or 25.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation

ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance